Exhibit No. 12.1

Statements re: Computation of Ratios

$ in millions

	Feb. 27, 2010	Feb. 28, 2009	Mar. 1, 2008	Mar. 3, 2007	Feb. 25, 2006
Ratio of Earnings to Fixed Charges:
Earnings:
Net earnings attributable to Best Buy Co., Inc.	$1,317	$1,003	$1,407	$1,377	$1,140
Net earnings attributable to noncontrolling interests	77	30	3	1	—
Equity in (income) loss of affiliates	(1)	(7)	3	—	—
Income tax expense	802	674	815	752	581

Earnings before income tax expense and equity in (income) loss of affiliates	$2,195	1,700	2,228	2,130	1,721

Fixed Charges:
Interest portion of rental expense	338	282	222	198	165
Interest expense	94	94	62	31	30

Total fixed charges	432	376	284	229	195

Less:
Capitalized interest	—	—	—	—	—

Fixed charges in earnings	432	376	284	229	195

Earnings available for fixed charges	$2,627	2,076	2,512	2,359	1,916

Ratio of earnings to fixed charges	6.08	5.52	8.85	10.30	9.81